

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

**DIVISION OF
CORPORATION FINANCE**

Mail Stop 3561

January 12, 2016

<u>Via E-mail</u>
Mr. Kevin Pollack
Chief Financial Officer
Lightlake Therapeutics, Inc.
445 Park Avenue, 9th Floor
New York, NY 10022

> **Re:** **Lightlake Therapeutics, Inc.**
> **Form 10-K for the Fiscal Year Ended July 31, 2015**
> **Filed October 26, 2015**
> **Form 10-Q for the Fiscal Quarter Ended October 31, 2015**
> **Filed December 14, 2015**
> **File No. 000-55330**

Dear Mr. Pollack:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

<u>Form 10-Q for the Fiscal Quarter Ended October 31, 2015</u>

<u>Item 4. Controls and Procedures</u>
<u>Disclosure Controls and Procedures, page 24</u>

1. On page 42 of your Form 10-K for the fiscal year ended July 31, 2015, you state that your disclosure controls and procedures were not effective due to material weaknesses that had been identified. Based upon your disclosures on pages 24 and 25 of your Form 10-Q for the period ended October 31, 2015, you still appear to have had similar material weaknesses with no material remediation efforts disclosed during the three months ended October 31, 2015. However, you disclose at the bottom of page 24 of this Form 10-Q that your disclosure controls and procedures were sufficiently effective to provide reasonable assurance that the objectives of your disclosure control system were met. If you believe your disclosure controls and procedures were effective as of October 31,

2015, please explain to us in detail how you reached this conclusion and tell us where the material changes in your disclosure controls and procedures were disclosed, if applicable. Alternatively, if your disclosure controls and procedures were not effective as of October 31, 2015, please amend your Form 10-Q accordingly to clearly state they were not effective.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Raj Rajan at 202-551-3388 or Rufus Decker at 202-551-3769 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/Tia L. Jenkins

Tia Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel and
Mining